UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Viveve Medical, Inc.

(Name of Issuer)

Common stock, no par value

(Title of Class of Securities)

92852W105

(CUSIP Number)

James J. Frolik, Esq.
Ellyn Roberts, Esq.
Shartsis Friese LLP
One Maritime Plaza, 18th Floor
San Francisco, CA 94111
(415) 421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 10, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP 92852W105

1.	Names of Reporting Persons. Stonepine Capital, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ______

(b)     X

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,599,711
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,599,711

11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,599,711

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 24.4%

14. Type of Reporting Person (See Instructions) PN

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CUSIP 92852W105

1.	Names of Reporting Persons. Stonepine Capital Management, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ______

(b)     X

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,599,711
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,599,711

11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,599,711

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 24.4%

14. Type of Reporting Person (See Instructions) IA, HC

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CUSIP 92852W105

1.	Names of Reporting Persons. Jon M. Plexico

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ______

(b)     X

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 3,714
8. Shared Voting Power 2,599,711
9. Sole Dispositive Power 3,714
10. Shared Dispositive Power 2,599,711

11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,603,425

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 24.4%

14. Type of Reporting Person (See Instructions) HC, IN

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CUSIP 92852W105

1.	Names of Reporting Persons. Timothy P. Lynch

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ______

(b)     X

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,599,711
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,599,711

11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,599,711

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 24.4%

14. Type of Reporting Person (See Instructions) HC, IN

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CUSIP 92852W105

This statement relates to shares of the Stock of Viveve Medical, Inc. (the “Issuer”). The principal executive office of the Issuer is located at 150 Commercial Street, Sunnyvale, CA 94806.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a)	Stonepine Capital, L.P. (the “Fund”) Stonepine Capital Management, LLC (the “General Partner”) Jon M. Plexico Timothy P. Lynch (collectively, the “Filers”).

(b)	The business address of the Filers is 919 NW Bond Street, Suite 204, Bend, OR, 97703

(c)	The Fund is a healthcare-focused investment fund. The General Partner is its investment adviser and general partner. Mr. Plexico and Mr. Lynch are the managing members and control persons of the General Partner.

(d)	During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Fund is organized in Delaware and the General Partner is organized in California. Mr. Plexico and Mr. Lynch are U.S. citizens.

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CUSIP 92852W105

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount

The Fund	Working Capital	$9,249,999.20

The shares of Stock over which Mr. Plexico has sole voting and dispositive power were granted to him for no consideration in connection with his service as a director of the Issuer.

Item 4. Purpose of Transaction

Pursuant to a Securities Purchase Agreement dated May 12, 2015 (the “Initial Purchase Agreement”), among the Issuer and certain purchasers, including the Fund (the “Purchasers”), the Filers acquired 15,540,540 shares of the Stock on May 14, 2015 in a private placement (the “Initial Private Placement”). Pursuant to a Securities Purchase Agreement dated November 20, 2015, the Fund purchased an additional 2,857,142 shares of the Stock in a subsequent private placement on November 24, 2015. The Fund purchased 300,000 shares of the Stock on June 17, 2016 in an underwritten public offering by the Issuer. The Filers acquired all of the Stock for investment purposes. On April 15, 2016, the Company effected a 1-for-8 reverse stock split. The number of shares reported above as being acquired by the Fund before that date reflect the pre-split numbers. The number of shares reported as beneficially owned by the Filers on their cover pages are the post-split numbers.

Pursuant to a Letter Agreement dated May 12, 2015, entered into between the Issuer and the Fund in connection with the Initial Private Placement, for so long as the Fund owns at least 15% of the Issuer’s outstanding equity securities, (1) the Fund has the option, but not the obligation, to designate a representative to serve on the Issuer’s board of directors (the “Board”) and (2) subject to certain exceptions, the Issuer and its subsidiaries may not contract with any party for any equity financing or issue any equity securities or securities convertible or exchangeable into or for equity securities (including debt with an equity component), unless the Issuer first notifies the Fund of such offering and provides the Fund an option to purchase up to the percentage of the securities so offered obtained by dividing (a) the aggregate number of shares of the Stock initially issued to the Fund on the date of the Initial Private Placement by (b) the aggregate number of shares of the Stock outstanding, on a fully diluted basis, on the date of the Initial Private Placement.

On March 14, 2016, the Board increased its size from five to six members and appointed Mr. Plexico to serve as a member of the Board, effective immediately. Mr. Plexico was appointed as a representative of the Fund, at the Fund’s election under the terms of the Letter Agreement.

Subject to the terms of a Registration Rights Agreement dated May 12, 2015, entered into among the Issuer and the Purchasers in connection with the Initial Private Placement, the Issuer has agreed to use its commercially reasonable efforts to file a registration statement for the Stock and to cause it to be declared effective under the Securities Act of 1933, as amended, generally within 90 days after filing, and to use commercially reasonable efforts to keep it continuously effective until the Stock (a) has been sold, thereunder or pursuant to Rule 144, or (b) may be sold without compliance with Rule 144.

The Initial Purchase Agreement, Registration Rights Agreement and Letter Agreement are incorporated as exhibits hereto by reference to Exhibits 10.6, 10.7 and 10.8 of the Issuer’s Form 10-Q filed May 15, 2015. The Securities Purchase Agreement is incorporated as an exhibit hereto by reference to Exhibit 10.1 of the Issuer’s Form 8-K filed November 25, 2015.

The Filers may decide to purchase at any time or times additional shares of Stock or other securities of the Issuer. They also may at any time or times dispose of any or all securities of the Issuer in any lawful manner. In pursuing their investment purposes, the Filers may also engage in option, swap or other derivative securities transactions with respect to or otherwise deal in the Stock at times, and in such manner, as they deem advisable to benefit from changes in the Stock's market price, changes in the Issuer's operations, business strategy or prospects, or from the sale or merger of the Issuer. To evaluate such alternatives, the Filers routinely will monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure and prevailing market conditions, as well as alternative investment opportunities, the Filers' liquidity requirements and other investment considerations. Consistent with their investment and evaluation criteria, the Filers may discuss such matters with the Issuer's management, the Board, other stockholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may result in, the Filers' selling or acquiring more Stock.

As the Fund’s representative on the Board, Mr. Plexico will consider and vote on, and may discuss with other Board members or stockholders, matters that may come before the Board. The Filers reserve to Mr. Plexico all rights of a member of the Board.

The Filers also may propose other changes in the Issuer’s operations, governance or capitalization, or one or more of the other actions described in sections (a) through (j) of Item 4 of Schedule 13D. The Filers also may formulate other plans and take such actions with respect to the Stock.

Item 5. Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer’s cover page. The Fund purchased 300,000 shares of the Stock on June 17, 2016 in an underwritten public offering by the Issuer. There were no other transactions in the Stock by the Filers in the 60 days before the date on the cover page. The number of shares of the Stock reported as beneficially owned in this Schedule 13D reflects the Issuer’s one for eight reverse stock split on April 15, 2016.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

The General Partner is the general partner and investment adviser of the Fund pursuant to an agreement of limited partnership that provides to the General Partner the authority, among other things, to invest the Fund’s assets in the Stock, to vote and dispose of the Stock and to file this statement on behalf of the Fund. Pursuant to such agreement, the General Partner is entitled to allocations or other compensation based on the Fund’s realized and unrealized gains. The Fund holds the Stock for the benefit of its investors.

The Filers are filing this Schedule 13D jointly, but not as members of a group, and each disclaims membership in a group. Each Filer also disclaims beneficial ownership of the Stock except to the extent of that Filer’s pecuniary interest therein. In addition, the filing of this Schedule 13D on behalf of the Fund should not be construed as an admission that it is, and it disclaims that it is, a beneficial owner, as defined in Rule 13d-3 under the Act, of any of the Stock covered by this Schedule 13D.

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CUSIP 92852W105

Item 7. Material to Be Filed as Exhibits

Exhibit A Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G

Exhibit B Purchase Agreement, incorporated by reference to Exhibit 10.6 to the Issuer’s Form 10-Q filed May 15, 2015

Exhibit C Registration Rights Agreement, incorporated by reference to Exhibit 10.7 to the Issuer’s Form 10-Q filed May 15, 2015

Exhibit D Letter Agreement, incorporated by reference to Exhibit 10.8 to the Issuer’s Form 10-Q filed May 15, 2015

Exhibit E Securities Purchase Agreement, incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed November 25, 2015

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2016

STONEPINE CAPITAL, L.P. By: Stonepine Capital Management, LLC, General Partner By: Jon. M. Plexico Managing Member

STONEPINE CAPITAL MANAGEMENT, LLC By: Jon M. Plexico Managing Member
Jon M. Plexico
Timothy P. Lynch

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CUSIP 92852W105

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the “SEC”) any and all statements on Schedule 13D or Schedule 13G or Forms 3, 4 or 5 (and any amendments or supplements thereto) required under section 13(d) and 16(a) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the securities of any issuer. For that purpose, the undersigned hereby constitute and appoint Stonepine Capital, L.P., a Delaware limited partnership, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: June 30, 2014

STONEPINE CAPITAL, L.P. By: Stonepine Capital Management, LLC, General Partner By: Jon. M. Plexico Managing Member

STONEPINE CAPITAL MANAGEMENT, LLC By: Jon M. Plexico Managing Member
Jon M. Plexico
Timothy P. Lynch